

Mail Stop 3561

October 19, 2016

Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, California 94107

     **Re:    Fantex, Inc.**
             **Schedule 13E-3 filed by Fantex, Inc.**
             **Filed September 22, 2016**
             **File No. 005-89635**

             **Preliminary Information Statement on Schedule 14C**
             **Filed September 19, 2016**
             **File No. 000-55204**

Dear Mr. French:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by amending your filing or providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that Fantex Holdings, Inc. beneficially owns approximately 94% of your outstanding common stock and that Cornell "Buck" French and David Beirne beneficially own approximately 20% and 24%, respectively, of Fantex Holdings, Inc.'s capital stock. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include Fantex Holdings, Inc., Cornell "Buck" French and David Beirne as filing persons in the going private transaction and revise the Schedule 13E-3 and information statement as applicable. Please also ensure that you provide all information required by Instruction C to Schedule 13E-3 with respect to Fantex Holdings, Inc.

Exhibits, page 8

2.  We note that in connection with the Reverse/Forward Split that you received a number of reports from Timan LLC.  Please file each report as an exhibit to the schedule.  Refer to Item 1016(c) of Regulation M-A.  In this regard, we note that you have attached these reports as one appendix to the schedule rather than filing each as an individual exhibit.

Signatures, page 9

3.  Please include the signature of each filing person, including those added in response to comment 1 above.  Refer to Instruction to Signatures to Schedule 13E-3.

Preliminary Information Statement on Schedule 14C

General

4.  Please include on the outside front cover page of the information statement the legend required by Rule 13e-3(e)(1)(iii).  Refer to the Instructions to Rule 13e-3(e)(1).

What are some of the factors that the Board considered …?, page 4

5.  Please disclose in detail the Board's "discussions and conclusions" about the fairness of the price.

6.  In the fourth bullet point, please disclose the percentage of each series of subject securities that will be cashed out.

Fairness of the Reverse/Forward Split to Stockholders, page 10

7.  Please include the fairness determination made by the filing persons other than the company.  Additionally, please note that each filing person must independently disclose its belief as to whether the transaction is substantively and procedurally fair to unaffiliated stockholders.  Refer to Item 1014 of Regulation M-A.  In this regard, with respect to the company's fairness determination, we note that the company only discusses procedural fairness.  Please revise this section and the information statement throughout as applicable.

8. We note that the Board considered the reports of the independent valuation firm, Timan LLC, regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board adopted the analysis of Timan LLC. Note, however, that to the extent such persons did not adopt another party's discussion and analysis or such discussion and analysis do not address each of the factors listed in Item 1014, such filing person must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction.

9. We note that in connection with the Reverse/Forward Split that you received a number of reports from Timan LLC. Please provide the information required by Item 1015(b) of Regulation M-A with respect to each report.

10. In the last paragraph, you refer to "internal valuations." Please disclose these valuations and the relevant methodologies used to develop them.

11. Please disclose what consideration the Board gave in making its fairness determination to the purchase prices paid in the purchases disclosed on page 18. See Instruction 2(iv) to Item 1014.

Prior Transactions Between the Company and Fantex Holdings, Inc., page 23

12. We note your disclosure on page 18 that in July 2016 the company purchased certain amounts of common stock from Fantex Holdings, Inc. and certain officers and directors of the company. Please revise this section accordingly.

13. Please state the percentages of subject securities owned by each person. See Item 1008(a) of Regulation M-A.

Management Agreement, page 24

14. Please disclose the approximate dollar amounts paid between the company and Fantex Holdings, Inc. for the referenced periods. Refer to Item 1005(a) of Regulation M-A.

Financial Information, page 26

15. We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this information statement. Schedule 13E-3 does not permit forward incorporation by reference. Please revise as applicable.

16. It appears that you are intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. Please revise to include the information required by Item 1010(c).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680, Jennifer López, Office of Mergers and Acquisitions, at (202) 551-3792, or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc:     Jim Morrone
        Latham & Watkins LLP